SECURITIES AND EXCHANGE COMMISSION
                        Washington, D. C.

                          Schedule 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)


                     DAWN TECHNOLOGIES, INC.
                        (Name of Issuer)


             Common Stock, $.001 par value per share
                 (Title of Class of Securities)

                             239222
                         (CUSIP Number)


                    Michael I. Stolzar, Esq.
               Zissu Gumbinger Stolzar & Wasserman
                        950 Third Avenue
                    New York, New York  10022
                         (212)  371-3900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        November 8, 1996
      (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ]

Check the following box if a fee is being paid with this statement
[  ]

SCHEDULE 13D

CUSIP NO. 239222

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Warren Novick - S.S. #: ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       a [  ]
                                                       b [  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                      [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                    7.   SOLE VOTING POWER
                         2,913,730
   SHARES
BENEFICIALLY        8.   SHARED VOTING POWER
  OWNED BY                    0
  REPORTING
 PERSON WITH        9.   SOLE DISPOSITIVE POWER
                         2,763,730

                    10.  SHARED DISPOSITIVE POWER
                         150,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,913,730

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                              [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          30.8%

14.  TYPE OF REPORT PERSON*
          IN

Item 1.   Security and Issuer.

          The title of the class of equity securities to which this statement relates is Common Stock, par value $.001 per share. The name and address of the issuer of such securities is Dawn Technologies, Inc., a Delaware corporation, 433 So. Main Street, Suite 321, West Hartford, Connecticut 06110. (The foregoing class of equity securities is referred to hereinafter as "Common Stock". Dawn Technologies, Inc. is referred to hereinafter as "Dawn".)


Item 2.   Identity and Background.

          (a)  Name:  Warren Novick

          (b)  Business Address:  Dawn Special Systems Corp.,
               433 So. Main Street, Suite 321, West Hartford,
               Connecticut  06110

          (c) Present principal occupation: Private investor, attorney and businessman.

          (d) Mr. Novick has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

          (e) Mr. Novick has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Novick is a United States citizen.


Item 3.   Source and Application of Funds or Other Consideration.

          Mr. Novick purchased 235,230 of the shares of Common Stock to which this statement relates on November 8, 1996 for $37,684.50 derived from his personal liquid assets. This statement is also being filed because options to purchase 75,000 additional shares of Common Stock granted to Mr. Novick pursuant to Dawn's 1990 Stock Option Plan become exercisable by December 31, 1996.
Mr. Novick was not required to pay any consideration for the granting of the foregoing stock options and has not determined what the source of funds will be for payment of the option exercise price of any of such options should he choose to exercise same.


Item 4.   Purpose of Transaction.

          The shares of stock to which this Schedule 13D amendment relates were acquired for investment purposes and to enhance Mr. Novick's control of Dawn. This Schedule 13D amendment is not being filed because there has been any change in Mr. Novick's intentions with respect to Dawn or because he has engaged in or is about to engage in a previously unreported transaction involving Common Stock other than the aforementioned transaction.

          Mr. Novick is Chairman of the Board of Directors of Dawn. Mr. Novick intends to continue to exercise the degree of control and influence over the business and affairs of Dawn which a director and significant stockholder exercises.

          Mr. Novick does not have any plans to effect:

          (a) The acquisition by any person of additional securities of Dawn, or the disposition of securities of Dawn;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Dawn or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of Dawn or any of its subsidiaries;

          (d) Any change in the present Board of Directors or management of Dawn, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board;

          (e) Any material change in the present capitalization or dividend policy of Dawn;

          (f) Any other material change in Dawn's business or corporate structure;

          (g) Changes in Dawn's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of Dawn by any person;

          (h) Causing a class of securities of Dawn to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of Dawn becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  Any action similar to any of those enumerated above.

          Mr. Novick intends to re-evaluate continuously his position with respect to Dawn and may, based on such re-evaluation, determine at a future date to change his current position with respect to any action enumerated above. Mr. Novick will give any matter presented to the Board of Directors of Dawn or to Mr. Novick, in his capacity as a director and a principal stockholder of Dawn, the consideration which a person holding those positions ordinarily gives to a proposal of the kind presented.


Item 5.   Interest in Securities of the Issuer.

          (a) As of the closed of business on December 10, 1996, Mr. Novick beneficially owned 2,913,730 shares of Common Stock or 30.8% of the shares of Common Stock issued and outstanding. The foregoing number of shares of Common Stock includes exercisable options to purchase 175,000 shares and options which are to become exercisable within 60 days of the date hereof to purchase 75,000 shares of Common Stock, all 250,000 of which have been treated for these purposes as if they were issued and outstanding.

          (b) Of the shares of Common Stock referred to above, Mr. Novick has the full power to vote or to direct the vote of 2,913,730 shares of Common Stock, shares power to vote or to direct the vote of 0 shares of Common Stock, has the full power to dispose or to direct the disposition of 2,763,730 shares of Common Stock, and shares power to dispose or to direct the disposition of 150,000 shares of Common Stock. The foregoing 150,000 shares are shares of Common Stock allocated to Mr. Novick pursuant to Dawn's Stock Bonus Plan and the power to dispose or direct the disposition of such shares is shared with Dawn pursuant to the Stock Bonus Plan.

          (c) On November 8, 1996, Mr. Novick purchased 235,200 shares of Common Stock for $37,684.50 in a privately negotiated transaction. By December 31, 1996, options to purchase an additional 75,000 shares of Common Stock granted to Mr. Novick pursuant to Dawn's 1990 Stock Option Plan will become exercisable for an option exercise price of $.4125 a share.

          (d) Except to the extent provided for by the Dawn Stock Bonus plan, no person is known to Mr. Novick to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock to which this statement relates.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Not applicable.


Item 7.   Material to be Filed as Exhibits.

          None.



SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 10, 1996



s/     WARREN NOVICK
       Warren Novick